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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 2 - FINAL AMENDMENT)
                                   ----------

                           THERMEDICS DETECTION INC.
                            (Name of Subject Company)

                          DETECTION ACQUISITION, INC.
                                    (Offeror)

                                   CORPAK INC.
                                    (Offeror)

                                 THERMEDICS INC.
                                    (Offeror)

                           THERMO ELECTRON CORPORATION
                                    (Offeror)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                                   88355E 10 5
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                            Telephone: (781) 622-1000

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                             David E. Redlick, Esq.
                                Hale And Dorr LLP
                                 60 State Street
                        Boston, Massachusetts 02109-1803
                            Telephone: (617) 526-6000

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                            CALCULATION OF FILING FEE


Transaction Valuation(1): $26,472,976.00     Amount of Filing Fee(2): $5,294.60

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                  $5,294.60
         Form or Registration No.:                Schedule TO
         Filing Party:                            Thermedics Inc.
         Date Filed:                              March 10, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.
         [ ]      issuer tender offer subject to Rule 13e-4.
         [X]      going-private transaction subject to Rule 13e-3.
         [X]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


                            SCHEDULE 13D INFORMATION

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         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Thermo Electron Corporation
                  IRS No. 04-2209186

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         2.       CHECK THE APPROPRIATE BOX IF  A MEMBER OF A GROUP*    (a)  [ ]
                                                                        (b)  [X]

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         3.       SEC USE ONLY

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         4.       SOURCE OF FUNDS*

                  WC

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         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    [ ]

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         6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Delaware

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         NUMBER OF                          7.       SOLE VOTING POWER
         SHARES
         BENEFICIALLY                                200
         OWNED BY
         EACH
         REPORTING                          8.       SHARED VOTING POWER
         PERSON WITH
                                                     0

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         9.       SOLE DISPOSITIVE POWER

                  200

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         10.      SHARED DISPOSITIVE POWER

                  0

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         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  200

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         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [  ]

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         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  100.0%

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         14.      TYPE OF REPORTING PERSON*

                  CO

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         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 10, 2000, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on April 7, 2000 (as amended, the "Schedule TO"), relating to the offer by Detection Acquisition, Inc., a Delaware corporation (the "Purchaser") and an indirect majority-owned subsidiary of Thermedics Inc., a Massachusetts corporation ("Thermedics"), to purchase all outstanding shares of common stock, par value $0.10 per share (the "Shares"), of Thermedics Detection Inc., a Massachusetts corporation (the "Company"), at a purchase price of $8.00 per Share net to the Seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 10, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO. This Amendment No. 2 is the final amendment to the Schedule TO.

ITEMS 1 THROUGH 9 AND ITEMS 11 AND 13

         Items 1 through 9 and Items 11 and 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

         On April 12, 2000, Thermedics announced that, effective on such date, the Company had merged with and into the Purchaser (the "Merger"), with the Purchaser continuing as the surviving corporation after the Merger. Because the Purchaser had acquired in excess of ninety percent (90%) of the outstanding Shares, the Merger was effected under Section 82 of Chapter 156B of the Massachusetts General Laws with a vote of the Board of Directors of the Purchaser but without a meeting of stockholders of the Company. At the effective time of the Merger, each outstanding Share of the Company (except for Shares owned by the Purchaser or stockholders exercising disserters' rights and Shares held in the Company's treasury) was cancelled and converted into the right to receive $8.00 per Share in cash, without interest thereon, less any applicable withholding taxes. The full text of the press release is attached as Exhibit
(a)(12) hereto and incorporated herein by reference.

         Prior to the Merger, Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), and Corpak Inc., a Massachusetts corporation and a wholly-owned subsidiary of Thermedics ("Corpak"), contributed their Shares to the Purchaser in return for shares of common stock of the Purchaser. As a result of these contributions, immediately prior to the Merger, Corpak and Thermo Electron owned 95% and 5%, respectively, of the common stock of the Purchaser.

ITEM 12  EXHIBITS

         Item 12 of the Schedule TO is hereby amended by adding thereto the following:


         (a)(12)  Press Release issued by Thermedics on April 12, 2000

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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               DETECTION ACQUISITION, INC.

                               By:  /s/ John T. Keiser
                                    ------------------------------------
                                    Name:    John T. Keiser
                                    Title:   President

                               CORPAK INC.


                               By:  /s/ Sandra L. Lambert
                                    ------------------------------------
                                    Name:    Sandra L. Lambert
                                    Title:            Clerk

                               THERMEDICS INC.

                               By:  /s/ John T. Keiser
                                    ------------------------------------
                                    Name:    John T. Keiser
                                    Title:   President and Chief Executive
                                                 Officer


                               THERMO ELECTRON CORPORATION

                               By:  /s/ Theo Melas-Kyriazi
                                    ------------------------------------
                                    Name:  Theo Melas-Kyriazi
                                    Title: Vice President and Chief Financial
                                           Officer


Dated:  April 12, 2000

                                  EXHIBIT INDEX

EXHIBIT     DESCRIPTION

12(a)(1)*   Offer to Purchase dated March 10, 2000

12(a)(2)*   Letter of Transmittal

12(a)(3)*   Notice of Guaranteed Delivery

12(a)(4)*   Letter from the Dealer Managers to Brokers, Dealers, Commercial
            Banks, Trust Companies and Nominees

12(a)(5)*   Letter to Clients for use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Nominees

12(a)(6)*   Summary Advertisement as published on March 10, 2000

12(a)(7)*   Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9

12(a)(8)*   Press Release issued by Thermedics on January 31, 2000 (incorporated herein by reference to Exhibit 99 to the Current Report on Form 8-K of Thermedics filed with the Commission on February 1, 2000)

12(a)(9)*   Press Release issued by Thermo Electron on January 31, 2000
            (incorporated herein by reference to Exhibit 99 to the Current
            Report on Form 8-K of Thermo Electron filed with the Commission on February 1, 2000)

12(a)(10)*  Press Release issued by Thermedics on March 10, 2000

12(a)(11)*  Press Release issued by Thermedics on April 7, 2000

12(a)(12)   Press Release issued by Thermedics on April 12, 2000.

12(b)* Loan Agreement dated as of March 1, 2000 between Thermo Electron and Thermedics

12(c)* Opinion of J.P. Morgan Securities Inc. and The Beacon Group Capital Services, LLC dated January 29, 2000

12(d)*      Not applicable

12(e)*      Not applicable

12(f)* Summary of Appraisal Rights (Included in Exhibit 12(a)(1) in the section captioned "The Merger; Appraisal Rights")

12(g)*      Slide Presentation of Thermo Electron to Financial Analysts

12(h)*      Not applicable

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 * Previously filed